July 1, 2025
VIA EDGAR TRANSMISSION
The United States Securities
 and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-8629
Re: Initial Registration Statement in Connection with the Merger of Jefferson National Life Insurance Company of New York into Nationwide Life Insurance Company
Commissioners:
On behalf of Nationwide Life Insurance Company ("Nationwide") and its Nationwide Jefferson National VA Separate Account 1 (the "Variable Account"), we are hereby transmitting for filing with the Securities and Exchange Commission (the "SEC") an initial registration statement on Form N-4 (the "Registration Statement") for certain variable annuity contracts titled Monument Advisor NY and Monument Advisor Select NY. The filing of the Registration Statement arises from the merging of Jefferson National Life Insurance Company of New York into NLIC (the "Merger"), effective July 1, 2025.
Pursuant to Rule 461 under the Securities Act of 1933, as amended, NLIC and the Account’s principal underwriter have submitted a request for acceleration of effectiveness of the Registration Statement to July 1, 2025. NLIC would very much appreciate any assistance the SEC Staff could provide in meeting such request.
If you have any questions or comments regarding the Registration Statement, please feel free to call the undersigned at (614) 677-8212.
Sincerely,
Nationwide Life Insurance Company
/s/ Stephen M. Jackson
Stephen M. Jackson
Senior Counsel
cc:
Ms. Elizabeth Bentzinger
Home Office: DSPF-16, 1 Nationwide PlazaJefferson National Life Insurance Company
Columbus, OH 43215-2239Nationwide Financial
Legal Counsel to Jefferson National Life Insurance Company and their Associated Companies